UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2025

Mode Mobile, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12419

Delaware	47-3902362
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 East Erie Street, Suite 525 #342 Chicago, IL 60611

(Full mailing address of principal executive offices)

847-999-8739

(Issuer’s telephone number, including area code)

In this semi-annual report, the terms “Mode Mobile”, “Mode”, “we”, “us”, “our”, or “the Company” refers to Mode Mobile, Inc. and Current (Gibraltar) Limited on a consolidated basis, unless the context indicates otherwise.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 30, 2025. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to Interim 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management, all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2025.

Operating Results

For the six-months ended June 30, 2025 (“Interim 2025”), the Company recognized $9,168,267 in revenue, compared to $6,005,664 for the six-months ended June 30, 2024 (“Interim 2024”), representing a period over period increase of 53%. The Company also recognized $505,405 in costs of net revenue in Interim 2025, compared with $662,820 for Interim 2024, representing a 24% decrease. Finally, the Company saw gross profit of $8,662,862 and gross margin of 94% for Interim 2025, compared to gross profit of $5,342,829 and gross margin of 89% for Interim 2024. This improvement in revenue, gross margin, and gross profit for Interim 2025 compared to Interim 2024 were the result of the Company’s efforts to cut less profitable market and customer segments, which led to reduced costs in Interim 2025 compared to Interim 2024, and also realization of revenue streams from the launch of new, more profitable products, including the Mode Earn Club, which launched in 2023. Additionally in January 2025, the Company acquired the Applock app, which was yet another reason the Company saw a period over period increase in revenue.

Mode’s operating expenses primarily consist of customer acquisition costs, employee and contractor compensation related to software development and general and administrative expenses. For Interim 2025, total operating expenses were $9,724,0158 compared to $7,640,405 for Interim 2024, representing a period over period increase of 27%. This increase was primarily related to a 33% increase in sales and marketing expenses, which increased from $3,222,263 for Interim 2024 to $4,297,627 for Interim 2025, as the Company increased its user acquisition efforts. Additionally, general and administrative expenses increased by 67% from $2,037,021 for Interim 2024 to $3,393,917 for Interim 2025 as the Company made additional hires and increased infrastructure costs to support its expanded product offerings. Finally, the Company recognized research and development expenses of $2,032,470 for Interim 2025, compared to $2,381,121 for Interim 2024, representing a 15% decrease, as the Company scaled product development efforts back slightly.

Additionally, the Company recognized other income of $259,039 for Interim 2025, as compared to other income of $360,941 for Interim 2024, representing a period over period decrease of 28%. This decrease was primarily related to reduced gains on crypto currency assets that the Company recognized in 2024.

As a result of the above, the Company recognized a net loss of $802,114 for Interim 2025, which was a 59% improvement in net loss of $1,936,620 for Interim 2024.

Liquidity and Capital Resources

As of June 30, 2025, Mode’s cash-on-hand was $15,984,812 compared to $6,886,520 as of December 31, 2024.

While our current assets exceed our current liabilities by $15,318,085 as of June 30, 2025, the Company is still reliant on investor financing to support its operations. In addition to the Regulation A launched on July 25, 2024, the Company anticipates undertaking new offerings of securities to investors in 2025 utilizing Regulation CF and/or Regulation A. In August 2025, the Company closed its Regulation A financing round, raising approximately $48,000,000 in gross proceeds. Additionally, as of the of date of this semi-annual report, the Company has three active fundraising rounds pursuant to Regulation CF, Rule 506(c) of Regulation D, and Regulation S, and has raised approximately $4,800,000, $6,5000,000, and $1,600,000, respectively, pursuant to these offerings as of the date of this semi-annual report.

Additionally, on January 24, 2025, the Company closed on $5,000,000 of debt financing to acquire a mobile app, Applock, that will integrate into the Mode Mobile ecosystem. The debt has an interest rate equal to the greater of (i) 13.25% interest per annum or 8.50% + SOFR (Secured Overnight Financing Rate). The debt will be paid based on the following schedule: interest-only payments for the first 6 months, then thirty monthly payments of $166,666 plus interest thereafter. The debt is secured by the assets of the Company, the Company must comply with certain financial covenants while the debt is outstanding, including maintaining at least $4.5 million in cash, and maintaining minimum revenue and EBITDA thresholds. The Company believes these requirements do not constrain or burden the Company's operations.

In addition, as a condition of the debt financing, the Company has issued a warrant to the lender to acquire up to 6,000,000 shares of the Company’s Class AAA Common Stock. The warrant may be exercised at a price of $0.125 per share and expires on January 24, 2032. A copy of this warrant is filed as exhibit 3.6 to this semi-annual report.

Over the next 6-12 months, the Company expects to rely on external financing, including equity financing and debt, to fund operations, growth, and its acquisition strategy.

Trend Information

During the remainder of 2025, the Company continues to focus on scale and engagement. We will invest in more profitable revenue initiatives, including App Lock, Mode Earn Club, as well as expanding into international markets. At the same time, we will invest in our product quality, infrastructure costs, and expanded product offerings. The Company continues to pursue an acquisition strategy to acquire other mobile apps and mobile focused technologies.

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Item 3.	Financial Statements

MODE MOBILE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30,2025

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MODE MOBILE, INC.

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MODE MOBILE, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$15,984,812	$6,886,520
Accounts receivable	3,888,350	2,528,982
Prepaid expenses and other current assets	2,429,857	532,059
Subscription receivable	-	332,783
Other receivables	79,371	79,371
Inventory	23,858	230,431
Deferred offering costs	-	4,454,737
Total current assets	22,406,248	15,044,883

Property, equipment and other assets:
Property and equipment, net	17,464	13,277
Intangible assets, net	9,804,014	-
Cryptocurrency assets	9,981	12,531
Nonfungible token assets	51,060	51,060
	9,882,518	76,868
Total assets	$32,288,766	$15,121,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,667,129	$1,461,512
Accrued expenses and other current liabilities	4,421,033	3,055,817
Total current liabilities	7,088,162	4,517,329
Loan payable	5,000,000	-
Total liabilities	12,088,162	4,517,329

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of June 30, 2025 and December 31, 2024, liquidation preference of $4,759,840 as of both June 30, 2025 and December 31, 2024	34,566	35,371
Class A common stock, $0.0001 par value, 2,125,000,000 shares authorized, 627,870,232 and 646,825,014 shares issued and outstanding as of June 30, 2025 and December 31, 2024	62,788	64,683
Class B common stock, $0.0001 par value, 268,000,000 shares authorized, 20,749,794 and 20,737,172 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2,075	2,073
Class C common stock, $0.0001 par value, 12,150,000 shares authorized,10,946,911 and, 10,993,629 shares issued and outstanding as of June 30, 2025 and December 31, 2024	1,094	1,099
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, 422,521,070 and 149,320,399 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	42,242	14,932
Additional paid-in capital	28,586,414	18,212,726
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(8,378,576)	(7,576,463)
Total stockholders’ equity	20,200,603	10,604,422
Total liabilities and stockholders’ equity	$32,288,766	$15,121,751

See accompanying notes, which are an integral part of these consolidated financial statements

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MODE MOBILE, INC.

CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE INCOME

	Six Months Ended
	June 30,
	2025	2024
Net revenues	$9,168,267	$6,005,664
Cost of net revenues	505,405	662,820
Gross profit	8,662,862	5,342,843

Operating expenses:
Sales and marketing	4,297,627	3,222,263
Research and development	2,032,470	2,381,121
General and administrative	3,393,917	2,037,021
Total operating expenses	9,724,015	7,640,405

Loss from operations	(1,061,152)	(2,297,561)

Other income (expense), net:
Realized gains (losses) on cryptocurrency sales	-	319,750
Other income	259,039	41,191
Total other income (expense), net	259,039	360,941

Provision for income taxes	-	-
Net loss	$(802,114)	$(1,936,620)

Weighted average common shares outstanding - basic and diluted	1,082,384,886	741,579,207
Net income (loss) per common share - basic and diluted	$(0.001)	$(0.003)

See accompanying notes, which are an integral part of these consolidated financial statements

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MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series Seed		Common Stock								Additional			Total
	Preferred Stock		Class A		Class B		Class C		Class AAA		Paid-in	Treasury	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity

Balances at December 31, 2023	353,712,906	$35,371	646,825,014	$64,683	9,962,438	$996	10,993,629	$1,099	60,980,343	$6,098	$8,426,006	$(150,000)	$(4,318,480)	$4,065,773
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	17,489,936	1,749	877,938	-	-	879,687
Exercise of options	-	-	-	-	8,145,629	815	-	-	-	-	8,667	-	-	9,481
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	373,503	-	-	373,503
Offering costs	-	-	-	-	-	-	-	-	-	-	(260,760)	-	-	(260,760)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,936,620)	(1,936,620)
Balances at June 30, 2024	353,712,906	$35,371	646,825,014	$64,683	18,108,067	$1,811	10,993,629	$1,099	78,470,279	$7,847	$9,425,353	$(150,000)	$(6,255,101)	$3,131,063

Balances at December 31, 2024	353,712,906	$35,371	646,825,014	$64,683	20,737,172	$2,073	10,993,629	$1,099	149,320,399	$14,932	$18,212,726	$(150,000)	$(7,576,463)	$10,604,422
Issuance of Class AAA common stock pursuant to Regulation CF and A offering	-	-	-	-	-	-	-	-	244,539,923	24,454	30,610,574	-	-	30,635,027
Conversion of preferred and common shares into Class AAA common shares	(8,053,255)	(805)	(18,954,782)	(1,895)	(1,505,993)	(151)	(46,718)	(5)	28,660,748	2,856	-	-	-	-
Exercise of options	-	-	-	-	1,518,615	152	-	-	-	-	12,363	-	-	12,515
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	427,439	-	-	427,439
Offering costs	-	-	-	-	-	-	-	-	-	-	(20,676,687)	-	-	(20,676,687)
Net loss	-	-	-	-	-	-	-	-	-	-		-	(802,114)	(802,114)
Balances at June 30, 2025	345,659,651	$34,566	627,870,232	$62,788	20,749,794	$2,075	10,946,911	$1,094	422,521,070	$42,242	$28,586,414	$(150,000)	$(8,378,576)	$20,200,603

See accompanying notes, which are an integral part of these consolidated financial statements.

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MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(802,114)	$(1,936,620)
Adjustments to reconcile net loss to net cash provided used in operating activities:
Amortization of intangibles	435,986	-
Depreciation and amortization	4,000	2,106
Stock-based compensation	427,439	373,503
Realized gains on cryptocurrency sales	-	(319,750)
Loss on disposal of assets	-	11,097
Changes in operating assets and liabilities:
Accounts receivable	(1,359,368)	(427,423)
Prepaid expenses and other current assets	(1,774,859)	20,451
Inventory	206,574	104,466
Accounts payable	1,205,418	234,568
Accrued expenses and other current liabilities	1,365,216	137,615
Net cash used in operating activities	(291,708)	(1,799,987)
Cash flows from investing activities:
Proceeds from cryptocurrency sales	2,750	518,229
Purchase of property and equipment	(8,186)	(7,257)
Purchase of intangible asset	(6,583,781)	-
Net cash provided by investing activities	(6,589,217)	510,972
Cash flows from financing activities:
Loan proceeds	4,877,061	-
Deferred offering costs	-	(782,279)
Issuance of common stock, net of offering costs	11,102,156	618,928
Exercise of options	-	9,482
Net cash used in financing activities	15,979,217	(153,869)
Net change in cash and cash equivalents	9,098,293	(1,442,884)
Cash and cash equivalents at beginning of period	6,886,520	2,524,045
Cash and cash equivalents at end of period	$15,984,813	$1,081,161

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of cash flow information:
Non cash purchase of intangible asset	$3,656,219	$-
Purchase of cryptocurrency	$200	$190,430

See accompanying notes, which are an integral part of these consolidated financial statements

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MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025

1.	NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the “Company” or “Mode Mobile”) is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an “Entity”, collectively the “Entities”):

●	Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC’s membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

●	Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

●	Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company’s smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

●	Current (Gibraltar) Limited (“CGL”), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the “Reorganization”) where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company’s operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

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The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of June 30, 2025 and December 31, 2024, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $15,984,812 and $6,886,520 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

The Company’s account receivables are due from customers primarily due to the Company’s marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers’ payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer’s ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of June 30, 2025 and December 31, 2024, there was a $3,888,350 and $2,528,982 respectively, allowance for doubtful accounts.

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Inventory

The Company’s inventory consists of finished goods pertaining to the Company’s hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of June 30, 2025 and December 31, 2024, the Company had deposits for future inventory of $0 and $0 respectively, which was included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both June 30, 2025 and December 31, 2024.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

The following is a summary of property and equipment:

	June 30,	December 31,
	2025	2024
Computer equipment	$28,171	$19,985
Less: Accumulated depreciation	(10,707)	(6,708)
Property and equipment, net	$17,464	$13,277

Depreciation expense was $4,000 and $2,106 for the six months ended June 30, 2025 and 2024 respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

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Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intellectual Property

Intangible assets, with a cost of $227,807, consist of mobile charge screens and monetization software, pursuant to an asset acquisition. The assets are amortized over a useful life of three years. As of June 30, 2025 intangible assets, net of accumulated amortization of $227,807, was $0.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens (“NFTs”) when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs (see Note 4), being actively traded exchange’s closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

During the six months ended June 30, 2025 and 2024, no impairment related to its NFTs was recorded.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2024 and 2023 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

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Revenue by source consisted of the following for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,
	2025	2024
Advertising and software subscriptions	$9,148,844	$5,319,927
Other (including hardware)	19,423	685,737
Net revenues	$9,168,267	$6,005,664

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of June 30, 2025, and 2024, the Company has deferred revenue of $82,105 and $30,212.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the six months ending June 30, 2025, and 2024:

	Six Months Ended
	June 30,
	2025	2024
Advertising	$2,001,104	$1,392,903
Other (including hardware)	241,468	294,226
Cost of net revenues	$2,242,571	$1,687,129

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $1,595,017 and $1,374,000 for the six months ended June 30, 2025, and 2024, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company’s technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

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Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Accounting for Equity Units

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. Common shares issued for consideration other than cash are valued at the fair value of the assets received or the services rendered. If the fair value of the assets received or services rendered cannot be reliably measured, common shares issued for consideration will be valued at their fair value on the date of issuance.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of June 30, 2025, and December 31, 2024, the Company had capitalized $0 and $4,454,737 in deferred offering costs, respectively.

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Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2025 and 2024, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2025	2024
Series Seed convertible preferred stock	345,659,651	353,712,906
Stock options	230,721,043	216,513,494
Warrants	4,055,208	3,709,375
Total potentially dilutive shares	580,435,902	573,935,775

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This standard establishes an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in a timelier recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses are to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption.

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In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on April 1, 2022 and the adoption did not have a material impact on the Company’s financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has net cash used in operating activities of $291,708 and $1,799,987 for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company had an accumulated deficit of $8,378,576. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4.	CRYPTOCURRENCIES AND NFTs

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $0 and $319,750 for the six months ended June 30, 2025, and 2024, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2024 or 2023.

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The indefinite lived intangible activity for the period ended June 30, 2025, are as follows:

Cryptocurrency
assets
Balance at December 31, 2024	$12,531
Purchase of cryptocurrency	200
Sales of cryptocurrency	(2,750)
Realized gains on cryptocurrency sales	-
Balance at June 30, 2025	$9,981

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2024:

Nonfungible
token assets
Balance at December 31, 2024	$51,060
Purchases of NFTs	-
Impairment	-
Balance at June 30, 2025	$51,060

5.	INTANGIBLE ASSETS

On January 24, 2025, the Company completed an asset acquisition of certain assets of Eywin Bilgi Teknolojileri A.S, a Turkish entity. Eywin develops mobile applications focused on security, privacy, device optimization, and health. Its product suite includes Applock Pro, VPN, Calculator Photo Vault Pro, and AI Trainer, solutions designed to address user needs through innovative methods and cross-platform functionality.

This transaction was accounted for as an asset acquisition under ASC 805 as it did not meet the definition of a business combination. In accordance with ASC 805-50, the total purchase consideration of approximately $10.2 million was allocated to the individual assets acquired based on their relative fair values. The identifiable intangible assets acquired primarily included Developed Technology (estimated fair value of $3.35 million, remaining economic life of 10 years), Trade Names/Trademarks ($0.27 million, 10 years), Customer Relationships ($5.48 million, 9 years), and Assembled Workforce ($0.05 million). No goodwill or bargain purchase gain was recognized in connection with this transaction.

As of June 30, 2025, intangible assets were $9,804,014, net of $435,986 which was amortized for the six months ended June 30, 2025.

6.	STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

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The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-	purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the “Preferred Liquidation Amounts”), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

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The liquidation preference as of both December 31, 2024 and 2023 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company’s Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company’s Amended Articles of Incorporation.

Common Stock

The Company authorized 2,125,000,000 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 600,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2024.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) upon election from the Company’s board of directors..

During 2024 and 2023, option holders exercised 10,774,734 and 4,660,502 options, respectively, for shares of Class B common stock for no proceeds, and during 2024 the Company issued 10,609,345 shares of Class B common stock pursuant to stock option exercises for proceeds of $9,482.

During 2024, the Company also issued 88,340,056 shares of Class AAA common stock pursuant to a Regulation CF offering for gross proceeds of $10,163,593, incurring $1,484,912 in offering costs in connection with the offering. As of December 31, 2024, subscription receivable of $332,783 relating to Class AAA shares issued during the year has been presented under subscription receivable.

During the six months ending June 30, 2025, 8,053,255 Series Seed Preferred shares, 18,954,782 Class A shares, 1,505,993 Class B shares, and 46,718 Class C shares were converted into Class AAA common stock.

During the six months ending June 30, 2025, option holders exercised 1,518,615 options for shares of Class B common stock for $12,515 in proceeds.

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During the six months ending June 30, 2025, the Company issued 244,539,923 shares of Class AAA common stock for gross proceeds of $30,943,357 pursuant to a Regulation CF offering. In connection with the offering, the Company incurred $4,055,488 in offering costs.

As of June 30, 2025, and December 31, 2024, there were 627,870,232 and 646,825,014 shares of Class A Common Stock issued and outstanding. As of June 30, 2025, and December 31, 2024, there were 20,749,794 and 20,737,172 shares of Class B Common Stock issued and outstanding, respectively. As of June 30, 2025, and December 31,2024, there were 10,946,911 and 10,993,629 shares of Class C Common Stock issued and outstanding, respectively. As of June 30, 2025, and December 31, 2024 there were and 422,521,070 and 149,320,399 shares of Class AAA Common Stock issued and outstanding, respectively.

7.	STOCK- BASED COMPENSATION

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2024.  The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of June 30, 2025, there were 230,721,043 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	209,713,228	$0.02	$4,910,428
Granted	22,526,430	0.05
Exercised	(1,518,615)	0.03
Forfeited	-	-
Outstanding as of June 30, 2025	230,721,043	$0.03	$5,998,187

Exercisable as of June 30, 2025	167,361,502	$0.03	$4,350,993
Exercisable as of December 31, 2024	152,122,755	$0.02	$3,042,455

	Six Months Ended
	June 30,
	2025	2024

Weighted average grant-date fair value of options granted during period	$0.04	$0.02
Weighted average duration (years) to expiration of outstanding options at period-end	8.03	9.18

During 2024, option holders exercised 165,389 options for shares of Class B common stock for no proceeds and 10,609,345 options for shares of Class B common stock for $4,736 in proceeds.

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During the six months ending June 30, 2025, option holders exercised 1,518,615 options for shares of Class B common stock for $12,515 in proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2025	2024
Risk-free interest rate	3.60%-4.80%	3.88%-4.80%
Expected term (in years)	5.04	4.80
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2025 and 2024 was $857,672 and $53,337 respectively. Stock-based compensation expense for stock options of $427,439 and $373,503 respectively, was recognized under FASB ASC 718 for the six months ended June 30, 2025, and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,961,097 as of June 30, 2025 and will be recognized over a weighted average period of 3.20 years as of June 30, 2025.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months Ended
	June 30,
	2025	2024
Sales and marketing	$337,677	$74,701
Research and development	47,018	186,751
General and administrative	42,744	112,051
	$427,439	$373,503

8.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 16, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

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Item 4.	Exhibits

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
2.2	Bylaws of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.1	Form of Selling Shareholder Irrevocable Power of Attorney (incorporated by reference to Exhibit 3.1 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.2	Investors’ Rights Agreement, as amended† (incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.3	Right of First Refusal and Co-Sale Agreement, as amended† (incorporated by reference to Exhibit 3.3 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.4	Form of SAFT (incorporated by reference to Exhibit 3.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.5	Form of Warrant for Class AAA Common Stock (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.6	Form of Warrant for up to 6,000,0000 shares of Class AAA Common Stock*†
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
5	Voting Agreement, as amended† (incorporated by reference to Exhibit 5 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
6.1	Employment Agreement with Justin Hines (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.2	Employment Agreement with Kathleen DeKam (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.3	Employment Agreement with Kiran Panesar (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)

* Filed herewith

† Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mode Mobile, Inc.

By	/s/ Dan Novaes
Dan Novaes, Chief Executive Officer
Mode Mobile, Inc.
Date: September 30, 2025

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Dan Novaes
Dan Novaes, Director, Principal Executive Officer
Mode Mobile, Inc.
Date: September 30, 2025

By	/s/ Prakash Ramachandran
Prakash Ramachandran, Principal Financial Officer, Principal Accounting Officer
Mode Mobile, Inc.

Date: September 30, 2025

By	/s/ Mark Lawrence
Mark Lawrence, Director
Mode Mobile, Inc.
Date: September 30, 2025

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